UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release - **ANGLOGOLD ASHANTI LIMITED - TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2016**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

22 July 2016

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2016

AngloGold Ashanti will release results for the six months ended 30 June 2016 ("the period") on the Johannesburg Stock Exchange News Service on 15 August 2016.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Shareholders are advised that the Company has reasonable certainty that headline earnings and headline earnings per share ("HEPS") for the period are both expected to be between 167% and 177% higher than for the six months ended 30 June 2015 ("comparative period"). Headline earnings are expected to be between $87 million and $99 million, with HEPS between 22 cents and 24 cents. Headline loss and headline loss per share for the comparative period were $128 million and 31 cents, respectively.

Basic earnings and basic earnings per share ("EPS") for the period are also both expected to be between 131% and 141% higher than the comparative period. Basic earnings are expected to be between $45 million and $59 million, with EPS between 12 cents and 14 cents. Basic loss and loss per share for the comparative period were $143 million and 35 cents, respectively.

During the period, AngloGold Ashanti settled foreign denominated debt resulting in a recycling of historic foreign exchange losses of $60 million (post-tax) from the Foreign Currency Translation Reserve in the Statement of Changes in Equity to the Income Statement. This amounts to a loss per share of 15 cents. These losses are non-cash in nature and are added back for purposes of the HEPS and adjusted HEPS ("AHEPS") calculations for the period.

The Company will present adjusted headline earnings and AHEPS, which are expected to exceed headline earnings and HEPS by $66 million and 16 cents, respectively. Adjustments to headline earnings and HEPS include fair value adjustments to the 8.5% bonds; losses on unrealised non-hedge derivatives and other commodity contracts; and provision for losses and impairment of associates.

The expected overall increases in headline earnings and basic earnings are primarily due to:

- The higher gold price, which averaged $1,222/oz in the first half of this year compared with $1,204/oz in the comparative period
- Weaker operating currencies in South Africa, Brazil, Australia, and Argentina in the first half of this year versus the first half of 2015
- Continued focus on cost control across the portfolio of 17 operations in nine countries
- Interest savings after a successful tender offer on 25 September 2015 to repurchase 8.5% bonds maturing 2020 (the "Notes") with an aggregate face value of $779 million, resulting in an interest saving in the period of $33 million
- Positive effect of the translation of the deferred taxation balance in South America of $57 million
- The above increases are partly offset by reduced income from associates and joint ventures during the period of $39 million.

Gold production for the period is expected to be 1,745koz (1,878koz from continuing operations which included Obuasi for the comparative period in 2015), with all-in sustaining costs of $911/oz for the period ($924/oz for the comparative period in 2015).

AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, reported on 28 June 2016 that it has issued a notice for the conditional redemption (subject to meeting the condition described below) of all of its outstanding 8.5% Notes. This is in line with AngloGold Ashanti's stated intention to reduce its annual interest charge, to improve the free cash flow generation capacity of the business. These Notes currently carry an annual interest charge of $40 million.

The redemption of the Notes is conditional upon the receipt by the Company of borrowings under the Company's $1 billion revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date is 1 August 2016.

These Notes will be redeemed at a redemption price equal to 106.375% of the principal amount of the Notes to be redeemed, plus additional amounts, if any, plus accrued and unpaid interest to the date of the redemption.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Johannesburg
22 July 2016

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries	media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 22, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance